CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Mihajlo Samoukovic, residing in Vancouver, British Columbia, Canada do hereby certify that:

1)	I am a Project Engineer with Knight Piésold Ltd., with an office at 1400-750 W Pender St., Vancouver, BC V6C 2T8

2)	I am a graduate of the University of British Columbia, 2009. I obtained a Bachelor of Applied Science in Civil Engineering. I have practiced my profession continuously since 2009. My relevant professional experience includes 8 years of waste and water management design. My professional work experience covers permitting support, detailed design, construction, and closure both domestically and abroad.

3)	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists (154793).

4)	I have personally inspected the subject project in February 2017.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the author of this report and responsible for sections 17.2.1, 17.2.2, 19.4.6, 20.2.6, 24.5, 25.4, 25.4.1 and 25.4.2 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Vancouver, British Columbia, Canada.

“original signed”

Mihajlo Samoukovic, P.Eng. (APEGBC 154793) Project Engineer Knight Piésold Ltd.